EXHIBIT 99.8



FOR IMMEDIATE RELEASE                 CONTACT  Andrea J. Keller
June 8, 1998                                   Frederick Brewing Co.
                                               301-694-7899 ext. 120

                              BAY AREA HIGH ON HEMP
     First Craft Beers Brewed with Hemp Seeds Now Available in San Francisco


FREDERICK, MD -- Frederick Brewing Co. (NASDAQ: BLUE) announced today the San Francisco launch of Hempen Ale(TM), a brown ale, and Hempen Gold(TM), a cream ale, the first U.S. craft beers brewed with hemp seeds. The award-winning Hempen Ale(TM), first released April 1997, and Hempen Gold(TM), launched October 1997, are now available in the Bay Area.

"The beer is doing very well," said Patrick Mace of Bay Area Distributing, which also distributes competitor Humbolt Brewing Company's hemp beer, Humbolt Hemp. "Hempen Ale(TM) is easily outselling Humbolt," Mace asserts, "it's just a better product with better packaging."

"As the originators of North America's first hemp beers, we consider the recent development of several other hemp beers as not only a compliment, but as evidence that Hempen Ale(TM) has created a whole new product category," said Steven T. Nordahl, Frederick Brewing Co.'s vice president of brewing operations and creator of Hempen Ale(TM) and Hempen Gold(TM).

The hemp seeds used in Hempen Ale(TM) and Hempen Gold(TM) do not contain tetrahydrocannabinol (THC), the psychoactive ingredient in marijuana, although hemp and marijuana are botanically related. The U.S. Bureau of Alcohol, Tobacco and Firearms has approved both Hempen Ale(TM) and Hempen Gold(TM) for distribution.

In 1997, Hempen Ale(TM) was awarded a bronze medal for brewing excellence in the herb/spice category at the 16th Great American Beer Festival(TM), the nation's largest and most prestigious beer event. Hempen Ale(TM) was also an award-winner at the 1997 Hemp


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Industries Association conference, where it was recognized by HempWorld magazine for product innovation. Most recently, readers of BarleyCorn's Bay Schooner edition, the Mid-Atlantic's leading beer trade publication, voted Hempen Ale(TM) "New Craft Beer of the Year."

Founded in 1992, Frederick Brewing Co. completed a successful initial public offering (IPO) in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000 square foot facility. In December 1997, Frederick Brewing Co. merged with two other Maryland microbreweries, Wild Goose Brewery, Inc. of Cambridge, MD and Brimstone Brewing Company of Baltimore, MD, creating the largest craft brewery in the Mid-Atlantic region. Today, Frederick Brewing Co.'s award-winning beers are sold in 31 states and the District of Columbia.

Free public tours and tastings are held at Frederick Brewing Co.'s brewery every Saturday and Sunday at 1:30 p.m. Reservations are not required. Directions are available by calling the brewery at 888-258-7434, visiting the Frederick Brewing Co. website at http://www.fredbrew.com, or referring to the map on the bottom of a six-pack. Downloadable label artwork and brewery photographs are available at http://www.fredbrew.com/prphotos.

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